SMIC Analyst & Investor Day 2012 — Market Opportunities, Strategic Differentiation and
Sustainable Profitability

SHANGHAI, Nov. 15, 2012 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, held an “Analyst & Investor Day” at SMIC’s Beijing site on Monday. About 20 domestic and overseas analysts from investment banks and investment funds were in attendance.

The event focused on the theme of “seizing market opportunities, deepening strategic differentiation and realizing sustainable profitability.” Mr. Peng Hongbing, Vice Director-General of the Ministry of Industry and Information Technology’s Electronic Information Department, described the government’s policy support for China’s semiconductor industry and highlighted the long-term continuous growth of China’s semiconductor market. Mr. Chen Xian, Secretary General of the China Semiconductor Industry Association, surveyed the development status of China’s semiconductor industry and analyzed its development opportunities.

In his opening speech, SMIC CEO Dr. Tzu-Yin Chiu explained the company’s strategy. SMIC’s short-term goal is to fully utilize its existing capacity and improve efficiency. Its medium-term goal is technology differentiation, and its long-term goal is to continue its advanced technology development. In addition, senior SMIC executives spoke about the company’s global marketing strategy, progress in technology development and enhancements to capacity utilization, production line flexibility and customer service. Dr. Charlie Zhi, President and CEO of Brite Semiconductor, introduced the IP ecosystem that Brite and SMIC provide for Chinese fabless companies to help speed their time-to-market.

One participant commented: “I’m very thankful for this Analyst & Investor Day. It not only provided an opportunity to meet with company management; we also were able to directly interact with officials from the government and industry association. I now have a better understanding of SMIC’s operations and strategy, and the overall prospects of the Chinese semiconductor industry.”

Since the arrival of its new management team in the third quarter of 2011, SMIC’s refined strategy has helped it achieve record-high revenue as well as profitability for two consecutive quarters. The company recently projected that full-year revenue in 2012 will reach an all-time high.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Investor Contact
Investor Relations
Tel: +86-21-3861-0000 x12804
Email: IR@smics.com

English Media Contact
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Media Contact
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com